SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

8 October 2010

LLOYDS BANKING GROUP plc
(Translation of registrant’s name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X.....       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....       No ..X.....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-167844) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Lloyds Banking Group plc

Lloyds Banking Group plc hereby incorporates by reference the following exhibits to this report on Form 6-K into its Registration Statement on Form F-3 (File No. 333-167844):

Exhibit	Document
1	Capitalization Table as at June 30, 2010 and Statement of Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preference Dividends
2	Certain U.K. and U.S. Federal Tax Consequences of Notes.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc (Registrant)

By:	/s/ Tim J. W. Tookey
	Name:	Tim J. W. Tookey
	Title:	Group Finance Director Lloyds Banking Group plc

8 October 2010

Exhibit 1

Capitalization

The following table shows the Group’s capitalization and indebtedness on an unaudited consolidated basis in accordance with IFRS as at June 30, 2010. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

June 30, 2010
(£m)
Capitalization
Equity
Shareholders’ equity	46,773
Non-controlling interests	883
Total equity	47,656
Indebtedness
Subordinated liabilities	35,243
Debt securities
Debt securities in issue	221,825
Liabilities held at fair value through profit or loss (debt securities)	5,671
Total debt securities	227,496
Total indebtedness	262,739
Total capitalization and indebtedness	310,395

Excluding indebtedness issued under government-guaranteed funding programs, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of June 30, 2010, all indebtedness was unsecured except for £65.8 billion of debt securities.

The information in the table above does not reflect the redemption at maturity of £0.7 billion in subordinated indebtedness and the issuance of £1.34 billion in subordinated indebtedness since June 30, 2010. These transactions were undertaken in a number of currencies; for the purposes of this disclosure, the balances have been translated to sterling at the rates used to translate assets and liabilities as at June 30, 2010.

Except as disclosed above, there has been no material change in the information set forth in the table above since June 30, 2010.

Ratio of earnings to fixed charges

The table below shows the ratio of earnings to fixed charges for the periods indicated:

Earnings(1)	6 months ended June 30, 2010	2009	2008	2007	2006	2005
	(£m)
Profit before tax(2)	1,296	1,042	760	3,999	4,249	3,810
Share of losses / (profits) from joint ventures and associates	61	752	(4)	(10)	(6)	3
Add: Dividends received from joint ventures and associates	–	2	52	2	2	1
Add: Fixed charges	7,842	19,866	10,352	11,208	9,131	7,439
Earnings	9,199	21,662	11,160	15,199	13,376	11,253

Fixed charges	6 months ended June 30, 2010	2009	2008	2007	2006	2005
	(£m)
Interest expensed and capitalized(3)	7,777	19,730	10,277	11,138	9,059	7,367
Estimated interest included within rental expense(4)	65	136	75	70	72	72
Fixed charges	7,842	19,866	10,352	11,208	9,131	7,439

Preference dividends(5)	–	–	–	–	–	–
Combined fixed charges and preference dividends	7,842	19,866	10,352	11,208	9,131	7,439

Ratios
Ratio of earnings to fixed charges	1.17	1.09	1.08	1.36	1.46	1.51
Ratio of earnings to combined fixed charges and preference dividends	1.17	1.09	1.08	1.36	1.46	1.51

(1)
For the purposes of these ratios, earnings consist of profit before tax, less the unremitted income of joint ventures and associates (i.e., the share of profits / losses from joint ventures and associates less dividends received), plus fixed charges.

(2)
The profit before tax for 2008 and preceding years has been restated to show the impact of the amendment to IFRS 2 Share-based Payment, which was adopted in the Group’s 2009 consolidated financial statements, as disclosed on pages 3 and F-9 of the Group's 2009 Annual Report on Form 20-F.

(3)	Interest expensed and capitalized includes the amortization of debt issuance costs, discounts and premiums.

(4)
Fixed charges consist of total interest expensed and capitalized plus an estimate for the proportion of rental expenses deemed to represent interest cost.  This has been estimated at 30 per cent. of rental expenses, as a reasonable approximation of the interest factor.

(5)
There are no preference shares accounted for as equity; all preference shares being accounted for as debt and therefore preference share dividends are already included within interest costs.  As a result, the ratios calculated using fixed charges and combined fixed charges plus preference dividends are the same.

Exhibit 2

Certain U.K. and U.S. Federal Tax Consequences of Notes

The following is a summary of the material U.K. and U.S. federal tax consequences of the acquisition, ownership and disposition of the notes described below by a “U.S. holder”, described below, that is not connected with us for relevant tax purposes, that holds the notes as capital assets and that purchases them as part of the initial offering of the notes at their “issue price”, which will be equal to the first price to the public (not including bondhouses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the notes is sold for money. This discussion only relates to notes that pay interest at a single fixed rate and are issued with no more than de minimis original issue discount for U.S. federal income tax purposes (i.e., 1/4 of one per cent. of the stated redemption price at maturity multiplied by the number of complete years to maturity).  The applicable prospectus supplement will describe the material U.K and U.S. federal tax considerations that apply to any notes not described below. For purposes of this discussion, a “U.S. holder” is a beneficial owner of a note that is for U.S. federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state thereof or the District of Columbia, or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion does not describe all of the tax consequences that may be relevant to U.S. holders in light of their particular circumstances or to holders subject to special rules, such as:

•	holders who are resident (or in the case of an individual, ordinarily resident) in the United Kingdom for U.K. tax purposes;

•	certain financial institutions;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	persons holding notes as part of a hedge or other integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	persons that own, or are deemed to own, 10 per cent. or more of our voting stock;

•
persons carrying on a trade or business in the United Kingdom through a permanent establishment in the United Kingdom or carrying on a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom; or

•	persons who are domiciled or deemed to be domiciled in the United Kingdom.

If a partnership holds a note, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding a note should consult its tax advisor.

The statements regarding U.K. and U.S. tax laws and practices set out below, including those regarding the U.K./U.S. double taxation convention relating to income and capital gains (the “Treaty”), are based on those laws, practices and conventions as of the date hereof. They are subject to changes in those laws, practices and conventions, and any relevant judicial decision, after the date hereof, which may apply with retrospective effect. This summary is not exhaustive of all possible tax considerations that may be relevant in the particular circumstances of each U.S. holder. You should satisfy yourself as to the tax consequences in your own particular circumstances of the acquisition, ownership and disposition of the notes.

United Kingdom

Payments. Interest that we pay on the notes will be made without withholding for or deduction of U.K. income tax, provided that the notes are and remain listed on a “recognized stock exchange” within the meaning of Section 1005 of the Income Tax Act 2007 (the “Act”). The New York Stock Exchange is currently a recognized stock exchange for these purposes. The notes will satisfy this requirement if they are officially listed in the United States in accordance with provisions corresponding to those generally applicable in EEA states and are admitted to trading on the New York Stock Exchange.

In all other cases, an amount on account of U.K. income tax must generally be withheld at the basic rate (currently 20 per cent.), unless HM Revenue & Customs (“HMRC”) has issued a direction to us to the contrary, granting relief to the U.S. holder pursuant to the provisions of the Treaty, or unless certain other exceptions relating to the status of the U.S. holder apply. Certain U.S. holders will be entitled to receive payments free of withholding of U.K. income tax under the Treaty and will under current HMRC administrative procedures be able to make a claim for the issuance of such a direction by HMRC. However, such directions will be issued only on prior application to the relevant tax authorities by the holder in question. If the notes are not listed on a recognized stock exchange as described above and such a direction is not given, we will be required to withhold tax, although a U.S. holder entitled to relief under the Treaty may subsequently claim the amount withheld from HMRC.

Interest on the notes constitutes United Kingdom source income for U.K. tax purposes and, as such, may be subject to U.K. income tax by direct assessment even where paid without withholding or deduction. However, where the payments are made without withholding or deduction, the payments will not be assessed to U.K. income tax if you are not resident in the U.K., except if you carry on a trade, profession or vocation in the U.K. through a U.K. branch or agency in connection with which interest is received or to which the notes are attributable (or in the case of a corporate U.S. holder, if you carry on a trade in the U.K. through a permanent establishment in the U.K. in connection with which the payments are received or to which the notes are attributable), in which case (subject to exemptions for payments received by certain categories of agent) tax may be levied on the U.K. branch or agency or permanent establishment.

Any person in the U.K. paying interest to, or receiving interest on behalf of, another person, may be required to provide information in relation to the identity of the payee or person entitled to the interest to HMRC. HMRC may communicate this information to the tax authorities of other jurisdictions.

Disposal (including Redemption). Subject to the provisions set out in the next paragraph in relation to temporary non-residents, a U.S. holder will not, upon disposal (including redemption) of a note, be liable for U.K. taxation on gains realized, unless at the time of the disposal the U.S. holder is resident or ordinarily resident for tax purposes in the U.K., carries on a trade, profession or vocation in the U.K. through a branch or agency in the U.K. to which the notes are attributable or, in the case of a corporate U.S. holder, if the U.S. holder carries on a trade in the U.K. through a permanent establishment in the U.K. to which the notes are attributable.

A U.S. holder who is an individual and who has ceased to be resident or ordinarily resident for tax purposes in the U.K. for a period of less than five years of assessment and who disposes of a note during that period may be liable to U.K. tax on chargeable gains arising during the period of absence in respect of the disposal (including redemption), subject to any available exemption or relief.

A U.S. holder who is an individual or other non-corporation taxpayer will not, upon transfer or redemption of a note, be subject to any U.K. income tax charge on accrued but unpaid payments of interest, unless the U.S. holder at any time in the relevant year of assessment or accounting period carried on a trade, profession or vocation in the United Kingdom through a branch or agency to which the note is attributable.

Annual Tax Charges. Corporate U.S. holders who do not carry on a trade, profession or vocation in the United Kingdom through a permanent establishment in the U.K. to which the notes are attributable will not be liable to

U.K. tax charges or relief by reference to fluctuations in exchange rates or in respect of profits, gains and losses arising from the notes.

Stamp Duty and Stamp Duty Reserve Tax. No U.K. stamp duty or stamp duty reserve tax will be payable on the issue, transfer or redemption of the notes.

EU Directive on Taxation of Savings Income. The Council of the European Union has adopted a directive regarding the taxation of savings income. The Directive requires Member States of the European Union to provide to the tax authorities of other Member States details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident, or certain other persons established, in another Member State, except that Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to such payments unless during such period they elect otherwise.

United States

Interest on notes (including any U.K. tax withheld) will be includable in income by a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s method of accounting for U.S. federal income tax purposes. Interest income from the notes (including any U.K. tax withheld) will constitute foreign source income which may be relevant to a U.S. holder in calculating the U.S. holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.

A U.S. holder will, upon sale, exchange or redemption of a note, generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized (not including amounts received that are attributable to accrued interest which will be treated as ordinary interest income) and the U.S. holder’s tax basis in the note. Any gain or loss will generally be U.S. source capital gain or loss and will be treated as long-term capital gain or loss if the note has been held for more than one year at the time of disposition. If the U.S. holder is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting. Information returns may be filed with the Internal Revenue Service in connection with payments on the notes and the proceeds from a sale or other disposition of the notes. A U.S. holder may be subject to United States backup withholding on these payments if the U.S. holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s United States federal income tax liability and may entitle the U.S. holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.